Exhibit 2.3

July 31, 1998
                                                      11878-340

BY FACSIMILE

ElderTrust Operating Limited Partnership
c/o Edward B. Romanov, Jr.
ElderTrust
101 East State Street
Suite 100
Kennett Square,  PA  19348

Genesis Health Ventures, Inc.
c/o Richard R. Howard
148 West State Street
Kennett Square,  PA  19348

         Re:   Purchase and Sale Agreement dated as of June 12, 1998, as
                  Amended by First Amendment dated as of July 22, 1998 (collectively, the "Agreement")

Gentlemen:

         This letter will constitute a Second Amendment to the Agreement.

         Pursuant to Sections 5 and 6 of the Agreement, the Study Period has most recently been extended until 5:00 p.m. on July 31, 1998. In addition, pursuant to Section 6(a) of the Agreement, the Purchaser has requested permission to undertake certain additional environmental testing at Heritage at Cleveland Circle, Heritage at the Falls, and Heritage at Vernon Court as outlined in the letter from the Purchaser's counsel dated July 23, 1998 attached hereto as Exhibit A outlining additional testing to be performed by Ransom Environmental Consultants, Inc. ("Ransom") (the "Purchaser's Additional Environmental Testing").

         The Seller agrees to Purchaser's Additional Environmental Testing on the following conditions:

         1. With respect to Heritage at Cleveland Circle, Ransom shall coordinate such work with CJP's consultant, GZA
                  GeoEnvironmental, Inc. ("GZA").

         2. With respect to Heritage at the Falls, if not already forwarded, the Seller shall provide the Purchaser with pressure test results of the existing underground storage tank located on the adjoining Gregorian property by July 31, 1998. Ransom shall coordinate its additional testing with the Seller's consultant, Sanborn Head & Associates.

         3. With respect to Heritage at Vernon Court, the Purchaser may perform the additional testing described in Exhibit A.

         4. All of the Purchaser's Additional Environmental Testing shall be performed with reasonable prior notice to the Seller. The Purchaser specifically also shall comply with the insurance and restoration provisions of Section 6(c) of the Agreement. The Purchaser promptly shall provide the Seller with copies of all such test results.

         5. Subject to the price adjustment set forth in Section 6 below, the Purchaser shall have no right to terminate the Agreement on account of the results of Purchaser's Additional Environmental Testing. Further, with the exception of Purchaser's Additional Environmental Testing, the Purchaser has accepted the environmental condition of the Properties as of the date of the Agreement.

         6. The Purchaser shall notify the Seller by 5:00 p.m. on August 7, 1998, whether the Purchaser accepts the environmental condition of the three Properties affected by the Purchaser's Additional Environmental Testing or whether, in any instance, a Licensed Site Professional ("LSP") has certified that additional remediation of specific matters (beyond that already being performed) is required by applicable law, including the nature, scope, estimated cost for, and the likely degree of interference at the Property as a result of such remediation work. In such latter event, the Seller and the Purchaser promptly shall consult with each other concerning the nature of such recommendations and whether any price adjustment is appropriate (at a minimum, a price adjustment will be made in the amount of the estimated cost). If there is additional remediation required by law and if the estimated cost and any losses reasonably anticipated as a result of such interference is less than $250,000.00, then (a) the Seller and the Purchaser shall proceed with the transaction and the Purchaser shall be afforded a credit against the purchase price in the amount of such estimated cost and the aforesaid losses, or (b) if the estimated cost and the aforesaid losses exceed $250,000.00, then, at the Seller's election exercised by notice to the Purchaser within five (5) business days of receipt of the LSP certification, the Seller either (i) may terminate the Agreement and return the Deposit, or (ii) may afford the Purchaser a credit against the purchase price for the amount of such estimated cost and the aforesaid losses; provided, however, that if the Seller elects to terminate the Agreement pursuant to (i) above, the Purchaser may elect to proceed with the closing with a credit of only $250,000 against the purchase price.

         7. With respect to physical, title, survey and zoning/permitting compliance matters, the Purchaser accepts the status of such matters as of the date of the Agreement except for those matters (the "Remaining Due Diligence Matters") set forth or referenced in the letter dated July 24, 1998 from Joshua Davis, Esquire, on behalf of the Purchaser, attached hereto as Exhibit B. Subject to the price adjustment set forth below, the Purchaser shall have no right to terminate the Agreement on account of the Remaining Due Diligence Matters.

                  The Seller and the Purchaser agree also to extend the Study Period until 5:00 p.m. on August 10, 1998 for the sole and limited purpose of permitting the parties further to review and to agree on the necessity for and/or manner in which the Seller will address the Remaining Due Diligence Matters. Between the date hereof and August 10, 1998, the Seller shall work cooperatively with the Purchaser to provide any additional information in the Seller's possession or to answer the Purchaser's outstanding questions with respect to the Remaining Due Diligence Matters. The Seller already has provided a significant amount of such additional information and certain additional undertakings as set forth in (a) the letter dated July 28, 1998 from Robert A. Fishman, Esquire to Joshua Davis, Esquire, attached hereto as Exhibit C, and (b) the letter dated July 29, 1998 from Joshua Davis, Esquire, to Robert A. Fishman, Esquire, countersigned by Theodore R. Tye on behalf of the Seller, attached hereto as Exhibit D.

                  In addition, prior to the Closing, the Seller shall arrange for the execution and recording of an Amended and Restated Reciprocal Easement Agreement affecting Heritage at the Falls incorporating the substantive changes set forth in the progress draft dated July 31, 1998 attached hereto as Exhibit E, with only such remaining administrative changes to be made as are required to reflect current addresses, prior recording information, and similar updating or clerical changes.

                  If, by 5:00 p.m. on August 10, 1998, there are any Remaining Due Diligence Matters which: (i) are required by law (including regulatory or permitting compliance) to be effectuated; (ii) require affirmative title insurance by the Purchaser or its lender; or (iii) will materially interfere with the operation of any Property for its present use, then
                  (a) if the estimated aggregate cost to address the same (including environmental under Section 6) is less than the same $250,000 referenced in Section 6 above, the Seller and the Purchaser shall proceed with the transaction and the Purchaser shall be afforded a credit against the purchase price in the amount required so to comply with law, to obtain such title insurance or to cure such problem, or (b) if the estimated aggregate cost to address all such items (including environmental under Section 6) exceeds $250,000.00, then, at the Seller's election exercised by notice to the Purchaser within five (5) business days of the Purchaser's notifying the Seller that such costs exceed $250,000.00, the Seller either
                  (i) may terminate the Agreement and return the Deposit, or
                  (ii) may afford the Purchaser a credit against the purchase price for the amount of such estimated cost; provided, however, that if the Seller elects to terminate the Agreement pursuant to (i) above, the Purchaser may elect to proceed with the closing with a credit of only $250,000 against the purchase price.

         8. Except for the matters specifically addressed herein and except for the MHFA-related matters addressed in the First Amendment, the Purchaser has accepted all other aspects of the Properties as of the date of the Agreement, including, without limitation, the physical, financial and operational aspects or condition.

         9. The sixth WHEREAS clause on Page 1 of the Agreement is amended to delete Heritage at the Falls and to substitute Heritage at Vernon Court as one of the "MHFA Facilities".

         10. The First Amendment is re-confirmed and ratified in all respects.

         Except for the matters addressed in this Second Amendment, the Agreement remains in full force and effect and unmodified.

         Please confirm your agreement to the foregoing by signing, or having your counsel sign, a copy of this letter and returning a faxed copy of the same to me prior to 5:00 p.m. on July 31, 1998.

                                            Very truly yours,



                                            Robert A. Fishman
                                            Counsel for the Seller and for
                                            the NDNE/ADS Entities
RAF/em

Exhibits

A - Mintz, Levin letter dated July 23, 1998 regarding Purchaser's Additional
    Environmental Testing.

B - Mintz, Levin letter dated July 24, 1998 regarding Remaining Due Diligence
    Matters.

C - NMF due diligence response letter dated July 28, 1998.

D - Mintz, Levin due diligence letter dated July 29, 1998, countersigned by
    Theodore R. Tye.

E - Draft dated July 31, 1998 of Amended and Restated Reciprocal Easement
    Agreement.



The foregoing amendments are confirmed and agreed.

ElderTrust Operating Limited Partnership
By: ElderTrust

By:
    ---------------------------------
     Name:
     Title:



Genesis Health Ventures, Inc.

By:
    ---------------------------------
     Name:
     Title:


cc: (By Telefax)
         John Haas, Esquire
         Ira Gubernik, Esquire
         Joshua Davis, Esquire
         Michael Pollack, Esquire
         Mr. Thomas M. Alperin
         Mr. Theodore R. Tye
         Mr. Michael Jacobs
         Mr. Alan D. Solomont
         Ms. Susan S. Bailis
         Geoffrey Hargreaves-Heald, Esquire


514015